U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended December 30, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number 1-3203

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
(Full title of the plan)

CHESAPEAKE CORPORATION 1021 East Cary Street Richmond, Virginia 23219
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES FOR THE YEAR ENDED DECEMBER 30, 2005 INDEX

Page

Report of Independent Registered Public Accounting Firm . . . . . . . . . . . . . . . . . . . . .	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 30, 2005 and 2004 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 30, 2005 and 2004 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	3

Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4-9

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	10

Exhibit Index . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	11

Note: All supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Chesapeake Corporation 401(k) Savings for Hourly Employees (the "Plan") at December 30, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 30, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/S/PRICEWATERHOUSECOOPERS LLP
----------------------------------------------------
PRICEWATERHOUSECOOPERS LLP

Richmond, Virginia
June 26, 2006

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 30, 2005 and 2004

	2005	2004
	------------	------------

Assets:
Investments at fair value (Notes 2 and 4)	$-	$961,716
Receivables:
Employer contributions	1,013	2,117
Employee contributions	948	-
Receivable from Chesapeake Corporation 401(k)
Savings Plan for Salaried Employees (Note 1)	917,862	-
	-------------	-------------
Net assets available for benefits	$919,823	$963,833
	========	========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the years ended December 30, 2005 and 2004

	2005	2004
	------------	------------

Investment income:
Interest and dividends	$ 29,950	$ 26,909
Net (depreciation) appreciation in fair value of investments (Notes 2 and 4)	(22,178)	50,590
	-------------	-------------
	7,772	77,499

Contributions (Note 1):
Participants	52,798	60,279
Employer	11,872	12,544
	-------------	-------------
	64,670	72,823

Distributions to participants (Note 1)	(116,452)	(201,492)
	-------------	-------------
Net decrease before plan transfers	(44,010)	(51,170)

Plan transfers (Note 6)	-	7,917
	-------------	-------------
Net decrease	(44,010)	(43,253)

Net assets available for benefits, beginning of year	963,833	1,007,086
	-------------	-------------
Net assets available for benefits, end of year	$ 919,823	$ 963,833
	========	========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

1. Description of Plan:

General

The Chesapeake Corporation 401(k) Savings Plan for Hourly Employees (the "Plan") covers eligible hourly employees of Chesapeake Corporation ("Chesapeake" or the "Employer") and Chesapeake's subsidiaries, as described in the Plan document.

Effective January 1, 2005 Mercer Trust Company ("Mercer") assumed the trustee responsibilities of Putnum Investments.

The Plan is a defined contribution plan and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Information regarding Plan benefits, priority of distributions upon termination of the Plan, allocation of Plan investment earnings, disposition of forfeitures, and vesting is provided in the Plan document, which is available at the main office of the Plan administrator at 1021 East Cary Street, Richmond, Virginia 23219.

Effective January 1, 2006 the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees was merged with and into the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees (the "Salaried Plan") at which time all participants in the Plan became participants in the Salaried Plan (the "Merger"). The investment options under the Plan are the same as the investment options under the Salaried Plan; therefore, participant accounts that were transferred into the Salaried Plan maintained the same investment options as under the Plan. On December 30, 2005 investments of $917,862 were transferred out of the Plan. As the merger did not occur until January 1, 2006, the Plan recorded a receivable from the Salaried Plan of $917,862 as of the end of the Plan year. (See Note 8, Reconciliation of Financial Statements to Form 5500)

Employee Contributions

A participant may elect to defer receipt of 2% to 100% of annual before-tax compensation, in increments of 1%. Elective deferral contributions may not exceed statutory limits ($14,000 in 2005 and $13,000 in 2004) per participant in any taxable year. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may discontinue their election to contribute at any time.

Beginning in 2002 employees who reached age 50 by the Plan year end were allowed to contribute an additional $1,000 to their Plan account. The additional contribution allowed will increase $1,000 per year through 2006. As of December 30, 2005 and 2004, total additional contributions allowed were $4,000 and $3,000, respectively; therefore, the adjusted statutory limits for these employees were $18,000 in 2005 and $16,000 in 2004.

NOTES TO FINANCIAL STATEMENTS, Continued

1. Description of Plan, continued:

Employer Contributions

The Plan provides for a matching contribution each Plan year in an amount equal to 60% of the first 6% of each participant's compensation that the participant elects to contribute to the Plan as an elective deferral contribution for the Plan year, up to an annual maximum as defined by the Plan. However, for a participant that is a member of a collective bargaining unit, the Plan provides for discretionary matching contributions ranging from 20% to 50% of the participant's elective deferral contribution, up to an annual maximum as defined by the Plan, which varies by location. No such discretionary contributions were made in 2005 or 2004. The matching contributions are credited to participants' accounts and invested in accordance with the participants' investment elections. Matching contributions for highly compensated participants are limited by the Internal Revenue Code as described in the Plan document. Chesapeake may make contributions on behalf of specified participants, regardless of whether the participants make elective deferral contributions, as nonelective contributions.

Vesting

Participants are fully and immediately vested in all employee contributions. Employees are generally vested in employer matching contributions pro rata over a five year period.

Participant Loans

Employees who are participants in the Plan may borrow from the vested portion of their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the prime lending rate plus one percent at the date of origination of the loan, as determined monthly by the Plan administrator. Repayment of loans (which includes principal and interest) is amortized in level payments, made no less frequently than quarterly. Loan payments are generally made through payroll deductions on each paycheck. Loans generally become due and payable in full once a participant terminates employment. The loans are subject to certain restrictions as defined in the Plan document and applicable restrictions under the Internal Revenue Code. At December 30, 2005 and 2004, interest rates on outstanding loans ranged from 5.00% to 7.50% and 5.00% to 5.75%, respectively.

Distributions

Benefits under the Plan become distributable upon termination of employment, upon early retirement, on or after normal retirement, or upon death or disability. Benefit payments are made to the participant as a lump-sum distribution or an annuity. If the present value of the benefit to be received is less than $1,000, a lump-sum distribution is required.

NOTES TO FINANCIAL STATEMENTS, Continued

1. Description of Plan, continued:

Forfeitures

Termination of employment for reasons other than retirement, disability or death generally results in forfeiture of the non-vested portion of a participant's account. Forfeitures are held in the Plan and serve to reduce future employer contributions under certain conditions described in the Plan document. The balances of forfeited non-vested accounts were $1,904 and $440 at December 30, 2005 and 2004, respectively. Forfeitures in the amount of $440 and $2,543 were used to reduce employer contributions in 2005 and 2004, respectively.

Plan Expenses

Fees of investment managers or expenses incurred in connection with the purchase or transfer of Chesapeake Corporation common stock, if any, are borne by participants who select such investments. All other expenses associated with the administration of the Plan are paid by Chesapeake.

2. Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income

Investments are stated at fair value determined as follows:

Mutual and money market funds	- Quoted market value
Chesapeake common stock	- Last published year-end sale price on the New York Stock Exchange
Loans to participants	- Balances due which approximate fair value

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the "net (depreciation) appreciation in fair value of investments" which consists of the realized gains and losses and the change in unrealized appreciation or depreciation on those investments.

Distributions to Participants

Distributions are recorded when paid.

NOTES TO FINANCIAL STATEMENTS, Continued

2. Summary of Significant Accounting Policies, continued:

Risks and Uncertainties

The Plan provides for various mutual fund investment options in stocks, bonds, money market and fixed income securities as well as a direct Chesapeake common stock investment. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Actual results could differ from those estimates.

3. Plan Termination:

Effective January 1, 2006 the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees was merged with and into the Salaried Plan. While Chesapeake has not expressed any intent to discontinue its contributions, continuance is not assumed as a contractual obligation and any such discontinuance is subject to the provisions of ERISA. In the event such discontinuance results in the termination of the Salaried Plan, the Salaried Plan provides that each participant shall be fully vested in his account and payment of such amounts will be made by the Trustee as directed by the Salaried Plan Committee.

4. Investments:

Individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

	December 30,
	2005	2004
	-------	-------
Investments at fair value as determined by quoted market price:
Growth funds
Putnam Growth Opportunities Fund (0 and 12,678 shares, respectively)	$-	$164,936
Growth and Income funds
Dodge and Cox Stock Fund (0 and 1,585 shares, respectively)	-	206,460
Income funds
PIMCO Total Return Fund (0 and 11,158 shares, respectively)	-	119,051
Capital Preservation funds
Putnam Stable Value Fund (0 and 128,643 shares, respectively)	-	128,643
Common stock
Chesapeake Corporation (0 and 5,757 shares, respectively)	-	156,372

NOTES TO FINANCIAL STATEMENTS, Continued

4. Investments, continued:
During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:
	2005	2004
	-------	-------
Mutual funds	$31,811	$46,850
Common stock	(53,989)	3,740
	-----------	-----------
Net (depreciation) appreciation in fair value of investments	$(22,178)	$ 50,590
	=======	=======

5. Tax Status:

The Plan obtained its latest determination letter on November 21, 2003, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

6. Plan Transfers:

During 2004, as a result of employee status changes, Chesapeake Corporation had $7,917 of participant account balances transferred between the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees and the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees.

7. Party-in-Interest Transactions:

Certain Plan investments are shares of mutual funds and money market funds managed by Mercer and/or Putnam Investments. Purchases of Mercer and/or Putnam Investments of 17,689 shares in 2005 and 33,714 shares in 2004 totaled $38,860 and $60,446, respectively. Sales of Mercer and/or Putnam Investments of 35,587 shares in 2005 and 31,437 shares in 2004 totaled $66,109 and $110,338, respectively. Certain Plan investments are shares of Chesapeake Corporation common stock. Purchases of Chesapeake Corporation common stock of 354 shares in 2005 and 330 shares in 2004 totaled $7,135 and $7,808, respectively. Sales of Chesapeake Corporation common stock of 6,112 shares in 2005 and 512 shares in 2004 totaled $109,519 and $12,433, respectively. These transactions qualify as party-in-interest transactions that are allowable under ERISA.

NOTES TO FINANCIAL STATEMENTS, Continued

8. Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

2005
---------------

Net assets available for benefit per the financial statements	$ 919,823

Receivables:
Employer contribution for Hourly employees	(1,013)
Employee contribution for Hourly employees	(948)
Chesapeake Corporation 401(k) Savings Plan for Salaried Employees	(917,862)
----------
Net assets available for benefits per Form 5500	$ -
======

The following is a reconciliation of contributions per the financial statements to Form 5500:

2005
-------------

Employee contributions per financial statements	$52,798
Employee contribution receivable	(948)
----------
Employee contributions per Form 5500	$51,850
======

Employer contributions per financial statements	$11,872
Employer contribution receivable	(1,013)
----------
Employer contributions per Form 5500	$10,859
======

The following is a reconciliation of Plan transfers per the financial statements to Form 5500:

2005
-------------

Plan transfers per financial statements	$ -
Transfer of net assets to the Salary Plan	(917,862)
----------
Plan transfers per Form 5500	$(917,862)
======

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees Committee (the "Committee") have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

By: /s/ Joel K. Mostrom Joel K. Mostrom Senior Vice President & Chief Financial Officer, Chesapeake Corporation

June 27, 2006

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1

Consent of Independent Registered Public Accounting Firm